Filed by MIM Corporation pursuant to Rule 425
Under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: MIM Corporation
Commission File Number: 000-28740

MIM CORPORATION
Host: Rachel Levine
February 17, 2005/9:00 a.m. CST

MIM CORPORATION

February 17, 2005
9:00 a.m. CST

Moderator	Ladies and gentlemen, thank you for standing by, and welcome to MIM Corporation’s Fourth Quarter and 2004 Earnings conference call. At this time, all participants are in a listen-only mode, and later we will conduct a question and answer session with instructions to be given at that time. As a reminder, this conference is being recorded. I would now like to turn the conference over to our host, our investor relation’s representative, Ms. Rachel Levine. Please go ahead.

R. Levine	Thank you. Good morning. Thank you for joining us to discuss MIM’s Fourth Quarter and 2004 Earnings. If you do not have a copy of our press release, please call the Ann McBride Company at (212) 983-1702, extension 207 and we will have one sent to you. Alternatively, you may

MIM CORPORATION
Host: Rachel Levine
February 17, 2005/9:00 a.m. CST

obtain the copy of the release at the Investor Information Section on the company’s corporate Web site at www.mimcorporation.com.

A replay of today’s call may be accessed by dialing in on the numbers provided in the press release, or by accessing the Web cast in the Investor Information Section of our Web site.

Before we begin, I will remind you that during this call, you will hear some statements that may be considered forward-looking statements. These forward-looking statements may include statements relating to financial projections or other statements relating to the company’s plans, objectives, expectations or intentions. These matters involve risks and uncertainties and actual results may differ materially from those projected or implied in the forward-looking statements. Factors that could cause actual results to materially differ from the forward-looking statements in this call are set forth in our most recent annual report on Form 10-K and quarterly reports on Form 10-Q.

During today’s call, Richard Friedman, our Chairman and Chief Executive Officer, will comment on the quarter and then pass the call to Julie Palmer, our Chief Financial Officer, who will discuss the financials and

MIM CORPORATION
Host: Rachel Levine
February 17, 2005/9:00 a.m. CST

operations in detail. Rich will then return for some final comments before opening the call to questions and answers. I would now like to turn the call over to Richard Friedman.

R. Friedman	Thank you Rachel and good morning everyone. I am pleased to say that we delivered a strong quarter in an environment challenged by reimbursement pressure. Fourth quarter net income increased 23% on a reported basis, and we achieved an EPS of $0.08 per diluted share when you exclude one-time charges.

Fourth quarter total revenues increased 23% over the fourth quarter of last year, and Specialty revenues increased 40%. Total prescriptions dispensed in the quarter increased 26%. I will turn the call over to Julie to go through details of the quarter and then I will return with closing remarks. Julie.

J. Palmer	Thank you, Rich. Revenues for fourth quarter 2004 increased 23% to $166.8 million compared to $135.7 million in fourth quarter 2003. Fourth quarter Specialty revenues grew 40% to $67.7 million compared to $48.3 million for the same period last year.

MIM CORPORATION
Host: Rachel Levine
February 17, 2005/9:00 a.m. CST

PBM Services revenues for the quarter, which include traditional mail service, increased 13% to $99.1 million compared to $87.5 million for the same period last year. Fourth quarter 2004 total adjusted prescriptions dispensed increased 26% over 2003 to $962,000.

Gross profit for the quarter was $17.6 million, or 10.6%, compared to $15.3 million, or 11.2%, a year ago. The decrease in gross profit percentage reflects pricing pressures experienced generally and particularly in IVIG.
Selling, general and administrative expenses were $14.9 million for fourth quarter 2004 compared to $13.1 million for the same period a year ago. Excluding one-time items selling, general and administrative expenses for fourth quarter 2004 and 2003 were $13.9 million and $11.6 million, respectively.

We recently announced the settlement with Value Options of Texas, Inc., a former PBM customer. As a result of that settlement, MIM recorded a one-time after tax charge of approximately $535,000, or $0.02 per diluted share, in its fourth quarter and 2004 results. Operating income for fourth quarter increased 11% to $1.9 million compared to $1.7 million a year

MIM CORPORATION
Host: Rachel Levine
February 17, 2005/9:00 a.m. CST

ago.

Net income for fourth quarter increased 23% to $1.2 million, or $0.05 per diluted share, compared to $1.0 million dollars, or $0.04 per diluted share, for fourth quarter 2003. Excluding the Value Options settlement and non-capitalizable acquisition costs related to the upcoming merger with Chronimed, net income for fourth quarter 2004 was $1.8 million, or $0.08 per diluted share.

As I review the year’s results, I will reference comparisons for the reconciliation tables in the back of the press release, which itemize one-time events in both 2004 and 2003 in addition to taking into account the affects of TennCare and Synagis results on comparison.

2004 revenues increased 7% to $630.5 million compared to $588.8 million for the prior year. Excluding from 2003 the loss of TennCare PBM and Synagis distribution revenues, 2004 revenues increased 24% over the prior year.

2004 Specialty revenues increased 30% to $251.5 million from $193.2 million for 2003. Adjusted for the loss of Synagis distribution revenues,

MIM CORPORATION
Host: Rachel Levine
February 17, 2005/9:00 a.m. CST

2004 Specialty revenues increased 40% over 2003. This increase includes 11 months of revenues associated with the company’s acquisition of Natural Living.

2004 revenues from PBM Services, which include mail service, decreased 4% overall, primarily due to the loss of TennCare PBM revenues. 2004 PBM Services revenues were $379 million compared to $395.5 million in 2003. 2003 TennCare PBM revenues were $67.8 million. That revenue was offset by a $51.3 million increase in the company’s 2004 PBM Services business. Revenues from PBM Services grew 16% in fiscal 2004, excluding the results of TennCare PBM revenues in 2003.

Gross profit for fiscal 2004 was $68.2 million, or 10.8%, compared to $68.5 million, or 11.6%, in 2003. Excluding the results from the loss of TennCare PBM and Synagis distribution revenues, gross profit for 2004 and 2003 was $67.9 million, or 10.8%, and $62 million, or 12.2%, respectively.

Selling, general and administrative expenses for 2004 were $52.8 million compared to $50.6 million for 2003. Excluding one-time items, selling, general and administrative expenses for 2004 and 2003 were $51.9 million

MIM CORPORATION
Host: Rachel Levine
February 17, 2005/9:00 a.m. CST

and $47.5 million, respectively. This increase includes 11 months of expenses associated with Natural Living.

Operating income for 2004 was $12.3 million compared to $16 million for 2003. Adjusted operating income for 2004 and 2003 was $13 million and $12.7 million, respectively. Net income for 2004 was $7 million, or $0.31 per diluted share, compared to $9.1 million, or $0.40 per diluted share, for the prior year. Excluding one-time items, adjusted net income for 2004 and 2003 was $7.5 million, or $0.33 per diluted share, and $7.1 million, or $0.31 per diluted share, respectively.

Turning to the balance sheet, days sales outstanding decreased to 36 days at December 31, 2004 from 37 days at September 30, 2004. The Company generated $3.3 million in operating cash flow for the year and stockholders’ equity for 2004 increased to $115.7 million from $107.2 million at the end of 2003. We also reduced the outstanding balance on our line of credit to $7.3 million from $8.2 million at September 30, 2004.

I will now hand the call back to Rich for some concluding remarks and comments on the progress of the merger.

MIM CORPORATION
Host: Rachel Levine
February 17, 2005/9:00 a.m. CST

R. Friedman	Thank you, Julie. We are entering the new year with strong growth. Our community-based business model, which includes infusion, specialty retail and local deliveries, is paying dividends. The merger with Chronimed, which is expected to close by mid-March, will provide us with the opportunity to combine our model with Chronimed’s successful franchise of 29 community-based pharmacies across the country.

We have an integration plan in place. We will be ready to execute on our growth strategy. The combination will permit us to be more competitive in the national managed care arena, and to grow our business through community-focused relationships and local delivery models. We will be able to provide more resources and be more competitive in our PBM and traditional mail service business.

We will have a very strong balance sheet, enabling us to evaluate strategic and opportunistic acquisitions to compliment or organic growth at the right time. With that, we will now open up the line for questions.

Moderator	Thank you. We do have a question from the line of Brooks O’Neil with Dougherty & Company. Please go ahead.

MIM CORPORATION
Host: Rachel Levine
February 17, 2005/9:00 a.m. CST

B. O’Neil	Good morning. I have a couple of basic questions. Rich, number one, clearly IVIG pricing pressures impacted the results here this quarter, but I have some sense that maybe the supply situation has begun to tighten up and perhaps some of that pricing pressure has begun to be mitigated. Can you update us on your perspective on the IVIG market?

R. Friedman	Sure. Good morning, Brooks. One is that you’re absolutely correct in terms of the margin and pricing pressure that we’ve experienced over the last year in IVIG. IVIG alone probably affected our margin in the neighborhood of $5 million. If things were equal, the year, obviously, would have been a lot better. We were in a 40% margin range on IVIG, now we are in in the high 20s.

In terms of the supply situation, it is much tighter. There are rumors on the street that American Red Cross may, in fact, make a decision to close down the Polygam and Panglobulin facilities. That is a rumor right now, but what we are doing is buying as much IVIG as we possibly can. We obviously have other sources for it. We’re working with GPOs.

In terms of where the pricing will fall out, it’s yet to— right now, it’s steady. We haven’t experienced recently any more deterioration in the

MIM CORPORATION
Host: Rachel Levine
February 17, 2005/9:00 a.m. CST

pricing, but as we go forward into the balance of the year, the supply and demand issues will dictate what the pricing is and right now it’s just difficult to predict that, but we are trying to buy as much, as many grams as we possibly can.

B. O’Neil	Okay. Are there any other products or service areas where you’re seeing significant changes in pricing or margins right now?

R. Friedman	Absolutely not.

B. O’Neil	Okay. The third question. I noticed that the cash flow this quarter wasn’t terribly strong. I may have missed it in the prepared remarks because I dialed in just a little bit late, but were there any unusual factors, or would you expect cash flow to strength here during 2005?

R. Friedman	When you take a look at 2005, especially after the merger; as you know, we’ve said that there will be $35 million of EBITDA in the 12 months following the merger, and there will be no debt first of all because Chronimed is sitting on approximately $20 million of cash and we have about $7 million of debt. So we will be in the cash plus position.

MIM CORPORATION
Host: Rachel Levine
February 17, 2005/9:00 a.m. CST

There aren’t many capital requirements for the company. There’s a few million dollars when you go take a look at the cap ex lines of either one. So the expectation is that there will be significant cash flow thrown off by the companies.

B. O’Neil	That’s great. Was there anything unusual in your quarter that depressed the cash flow? Do you think the MIM side will pick up too?

R. Friedman	The cash flow is $2.4 million, and so when you go ahead and look at our net income for the quarter and add the cash flow, there really wasn’t anything unusual. During the year, obviously, as we explained previously, there were some rebates payable to plan sponsors that were from the previous years that we paid during the year, but pretty much, Julie, it was fairly—

J. Palmer	We had a fairly good quarter actually. Our cash flow was $2.4 million, for the year it was $3.2 million. So when you look at it on that basis, we made up for the earlier quarters.

B. O’Neil	Okay. Just two other quick questions; well, one longer one, but, and obviously, Chronimed was impacted fairly dramatically or will be by the

MIM CORPORATION
Host: Rachel Levine
February 17, 2005/9:00 a.m. CST

loss of the Aetna business. I was just curious if you could review any large customer relationships you have on the MIM side and the status of those.

R. Friedman	There are no large customers that are reportable that we believe that there are any issues with going forward.

B. O’Neil	Okay. Good. Then lastly, clearly, you guys, the Chronimed team and yourself have articulated the potential of the local strategy I noticed in particular in your comments at the UBS conference, which I thought were very interesting. What do you think is involved in taking advantage of Chronimed’s local market presence through StatScript stores and expanding to include some of the products or services that MIM might have done, or potentially infusion services and other clinical services?

R. Friedman	Great question. That’s particularly the reason that we wanted to do this deal. When you take a look at what BioScrip, MIM’s BioScrip in the New York region has been able to achieve, we’ve put together a business model that does include infusion, not just IVIG, but infusion in physicians’ offices as well as infusion at home, which now includes Tysabri and other products.

MIM CORPORATION
Host: Rachel Levine
February 17, 2005/9:00 a.m. CST

We have a retail distribution model and we have a local distribution model, all based upon relationships. We’re working with hospitals in the region. So there’s been significant growth in everything that you look at with BioScrip in the New York area. That model is the model that both Hank and I believe is the model to take out across the country.

So when we’re adding and we’re looking to add, for example, infusion based products, the franchise that Hank and Chronimed have created is the perfect situation in the right locations to take advantage of the relationships that have been built to now bring in new products into that marketplace whether it’s oncology, whether it’s different infusions, whether it’s blood products. It’s utilizing the base that they have there and then, because as you realize, 50% of their business is HIV and then they have 25% to 30% of their business is in transplant area.

So utilizing what was there and now, giving us the ability to add additional products and therapies into the market is something that we believe is what healthcare is all about. In addition to that, moving the mail order facility from Minnetonka into Columbus will create great leverage for us to now be much more of a national player with managed care because of

MIM CORPORATION
Host: Rachel Levine
February 17, 2005/9:00 a.m. CST

the ability to bid, quite frankly, a lot strong than we’ve been able to bid before because you have much more throughput going through that type of facility.

So all in all, including the synergies that are going to be realized, this thing, to us, utilizing local community relationships and the national platform is what we believe is a winner.

B. O’Neil	That’s great. I appreciate that. Thank you very much.

Moderator	We do have a question from the line of Glenn Garmont with First Albany Capital. Please go ahead.

G. Garmont	Thanks. Good morning, guys. Two quick questions. First, on the specialty side, it looks like you’ve got one additional month here of Natural Living relative to the fourth quarter of 2003 and I was wondering what is the growth rate normalized not only for the Synagis but also for Natural Living? I don’t think that was disclosed in the press release.

Also, we’ve talked about IVIG and some of the disease states here on the specialty side that have been problematic. Can you talk about some of the

MIM CORPORATION
Host: Rachel Levine
February 17, 2005/9:00 a.m. CST

disease states that are actually doing well for you right now, and then especially maybe mention what kind of growth rates you’re seeing in some of those diseases? Thanks.

R. Friedman	Good morning, Glenn. First of all with the Synagis, last year in Synagis, we did about $14 million and that was pretty much the beginning of the year. There was no Synagis in the fourth quarter of last year. Natural Living was bought in February of 2004, so it does not go back to 2003 at all. When we purchased Natural Living/Fair, we announced, at the time, that the revenue was approximately $40 million.

Since that time, it has been consolidated and there’s been a lot of cross selling. So we look at that as really a distribution unit as part of the New York region. So we cannot, at this point, break out when we look at the entire New York region what part is strictly related to Fair.

So you effectively have to do that type of math, but without Synagis, we’re up clearly 40%. Again, Synagis last year was $13.7 million and if you want to do the math on Fair, you could say that it was running at a $40 million annual rate when we purchased it.

MIM CORPORATION
Host: Rachel Levine
February 17, 2005/9:00 a.m. CST

In terms of the disease states, it’s pretty much, more recently or well in the fourth quarter, we’ve pretty much seen growth. There’s obviously been pricing pressure on the oncology side with the new pricing, but we’ve been able to expand our oncology business and we pretty much see growth in all of our product lines. More recently, we’ve seen significant growth in Tysabri and that’s really been since Thanksgiving. We believe that we’ll have a significant presence in Tysabri in 2005, primarily because of our infusion model.

Having the ability to open up infusion suites in physicians’ offices, giving them the ability to do infusion where they have not had that before, I think is something that sets up apart from others that are out there today. Hopefully when we report into 2005, we expect Tysabri to be a significant product for us.

G. Garmont	That’s great. Thanks for the comments, Rich.

Moderator	We do have a question from the line of Anne Barlow with Southwest Securities. Please go ahead.

A. Barlow	Good morning. A couple of questions. First, any plans to participate in the Medicare drug plan on the PBM side?

MIM CORPORATION
Host: Rachel Levine
February 17, 2005/9:00 a.m. CST

B. Posner	Hi, this is Barry. How are you?

A. Barlow	Fine.

B. Posner	Good. Well, we currently are a card provider. We’re one of the Medicare endorsed discount cards and we’ve had some very good success with it this year. We are looking at the full-scale program. There are a lot of requirements that we’re looking at and frankly, we’re assessing whether it makes sense for us to go forward. If it is something we can do at a good profit level, we’re certainly going to do it. We’re in the process. We’ve got our preliminary application, our notification, in. We’re obviously keeping our options open. We have to see which way it plays out for us.

A. Barlow	Okay, and looking at the PBM growth this year, was your client base basically the same going into 2005, or have you had any significant additions for the selling season in 2005?

R. Friedman	No, we haven’t had real significant additions. We’ve been picking up small groups, which is where we’ve been concentrating on. Plus, our existing client base has grown significantly and we’ve also have taken on

MIM CORPORATION
Host: Rachel Levine
February 17, 2005/9:00 a.m. CST

more territories with certain of our clients that we hadn’t had previously. So we’re continue to see growth in that area but with the acquisition, clearly, part of the focus that we’ve discussed is ability to put more emphasis on the PBM side.

We believe that with the portfolio of products that we have, and really concentrating in the PBM and the mail service side, we combine them, will give us tremendous opportunity. We think that we could be a strong player in the PBM business and as you know, that has not been an area that we’ve put a lot of resources into for the last few years as we’ve been trying to build our specialty business. But going forward, we are going to put a lot more emphasis on PBM and on managed care.

A. Barlow	Okay. Any major accounts that you’re going to have up for renewal at the end of this year?

R. Friedman	Not that we’re aware of today.

A. Barlow	Okay, and going back to the Tysabri drug, are you primarily shipping drugs— Right now, you are seeing that distributed or actually infused in physician offices, or are you still seeing it a lot of in the hospital?

MIM CORPORATION
Host: Rachel Levine
February 17, 2005/9:00 a.m. CST

R. Friedman	Our part has been in the physician offices. That’s our model.

A. Barlow	Okay, and going forward, I know we’ve got the StatScript stores around the U.S. Are you looking at more or less adding a number of infusion pharmacies or infusion suites across the U.S. in addition to the StatScript stores, or how is that growth model going to work?

R. Friedman	Well the growth model right now is utilizing the StatScript locations and then we will access it from there. StatScript, as you know, Anne, are in terrific locations, all of the major cities across the United States. It’s a perfect opportunity. It’s a perfect platform to utilize the infusion suites, it’s really having educated sales teams out there, pharmacists, who are able to work with the physicians to open up the infusion suites and teach them, their offices, how to do the infusion. So it’s a perfect platform for us to move the infusion into.

A. Barlow	So you’re actually going to put some infusion suites in the StatScript stores themselves.

R. Friedman	No, it doesn’t necessarily have to be in the store. The infusion suite would

MIM CORPORATION
Host: Rachel Levine
February 17, 2005/9:00 a.m. CST

be in the physician’s office.

A. Barlow	Oh, we’d do more like the mobile model where you may go from different practices—

R. Friedman	No. You would put the chair and the stand absolutely within the physician’s office — It’s actually selling the product, but you’d be helping them establish infusion capabilities within their own office.

A. Barlow	Okay. All right. Thanks.

Moderator	We do have a question from the line of Debra Fiakas with Crystal Equity Research. Please go ahead.

D. Fiakas	Yes, this is Debra Fiakas and today, I’m representing Westrock Advisors. I was wondering if you might elaborate a little bit more on your plans for rolling out this sales approach that you’ve been taking in the New York market. What kind of staffing requirements are necessary? What kind of hiring you might need to do to bring that to fruition?

R. Friedman	Good morning, Debra. That is something that the integration team, Hank

MIM CORPORATION
Host: Rachel Levine
February 17, 2005/9:00 a.m. CST

and myself are working on. What we believe is that we will first have somewhat probably of a reallocation of some of the sales team and we’ll be rolling this out systematically. We’re not going to 29 locations at one time, but we are reviewing the absolute requirements in each one of the geographic areas and the decisions will be made at that time exactly what the staffing requirements are.

All of that, however, is budgeted and we talk about the forecast going forward. The numbers that are required or the resources that are required have been built in.

D. Fiakas	Any ideas yet on how rapidly you’re going to deploy that? Do you have a goal of so many stores per quarter, or a year from now, you’d like to have all of the stores completely deployed? How do you intend to go about that?

R. Friedman	Yes, realistically, it’s going to be a rollout because there’s a lot of education that’s going to be required and I think that we will get back to you in the near future, get back to the street with exactly how that’s going to be rolled out. In the meantime, it’s all being analyzed right now and there is a lot of training that is starting so that in the local areas, they could

MIM CORPORATION
Host: Rachel Levine
February 17, 2005/9:00 a.m. CST

learn more about what is happening in this marketplace to be taken out there.

D. Fiakas	All right. Thank you.

Moderator	We do have a question from the line of David Maley with Maple Hill Capital Management. Please go ahead.

D. Maley	Good morning. Thank you for taking my question. Rich, could you give a little flavor on how you see your role as chairman of BioScrip, how you envision working with Hank and not only immediately, but out the next year or two or further?

R. Friedman	Sure. Good morning, David. My role is well defined. First of all, I’m going to be working with Hank, obviously, on the strategy and being able to take the New York model and help roll it out. But one of my passions, clearly, is continue to grow the New York model, looking at what we’ve done here and expand that model whether it’s with hospital associations or different types of groups in order for us to continue to grow and rollout the things that we’ve done.

MIM CORPORATION
Host: Rachel Levine
February 17, 2005/9:00 a.m. CST

I’m also going to be, obviously, working on the M&A side. So my passion is to continue to grow this company and to look for opportunities to go do that both organically, new relationships, managed care accounts. I’m going to be spending a lot more time on the road helping in that effort where Hank is, obviously, going to be running the day-to-day operations of the company. In the meantime, I’m going to looking for fits of different potential acquisitions or partners at the right time that we could go take advantage of.

So I see myself quite busy, especially over the coming years because I believe this company is just starting. I think that getting us at $1.2 billion is a nice start for us, but I think that the model that we have created is a model that’s going to need a number of resources and I’m committed with Hank to make sure that it works and we get to where we need to be. So I will be an active participant, helping every which way I can to make that happen, and I think it’s going to be much more so on the sales side getting out there and trying to create these types of relationships as well as trying to continue New York and build on the acquisition side.

D. Maley	Thank you.

MIM CORPORATION
Host: Rachel Levine
February 17, 2005/9:00 a.m. CST

Moderator	There are no further questions. Please continue.

R. Friedman	Well, I appreciate everyone participating. These are exciting times for us and I’m looking forward to the future. We’re expecting to close the merger mid-March and I think the model we’ve put together is a model that’s going to be significant going forward. Again, I’d like to thank everyone for participating.

Moderator	Ladies and gentlemen, this conference will be available for replay after 1:30 p.m. today eastern time through Thursday, February 24th at 12:00 midnight. You may access the AT&T Executive Playback Service at any time by dialing 1-800-475-6701 and entering the access code of 768144. International participants may use (320) 365-3844.

That does conclude our conference for today. Thank you for your participation and for using AT&T Executive Teleconference Service. You may now disconnect.